Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Meeting of the Board of Directors

Oi S.A. – In Judicial Reorganization (the “Company”) communicates to its shareholders and the market in general that the Company’s Board of Directors met on this date to assess the new request for a call of an extraordinary general shareholders’ meeting sent by Société Mondiale Fundo de Investimento em Ações, as disclosed in the Material Fact dated August 1, 2016.

In assessing this request, the Board of Directors considered the following:

(i)	there are doubts of legal nature regarding the authority of the general shareholders’ meeting to decide upon certain matters in the request; and

(ii)	with respect to any action for liability against its management, since it would imply a potential change of the Board of Directors, such matter would produce the same effects as those contained in the request to call a shareholders’ meeting previously submitted by the same shareholder, which request is the subject of a consultation with the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro, where the Company’s judicial reorganization is pending.

Regarding the possible lawsuit against its management, the Company’s Board of Directors reiterates its view that, before it resolves upon the possible call of an extraordinary general shareholders’ meeting, the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro should be heard on the timeliness and propriety of the requested call, in order to fully comply with the Court’s decision mentioned in the Notice to the Market disclosed by the Company on July 22, 2016.

With respect to the other items proposed in the request for the call of the meeting, in order to be able to assess the legality of such matters and resolve on the call in due course, the Board of Directors authorized the management to request a legal opinion of a legal professional with notable expertise in the matter.

The Company will keep its shareholders and the market informed of any development of the subject matters of this Notice to the Market.

Rio de Janeiro, August 3, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer